UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-36532

Sphere 3D Corp.
240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[  ] Form 20-F     [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [  ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

Registered Direct Placements

Sphere 3D Corp. (the “Company”) has entered into subscription agreements (the “Subscription Agreements”) with certain investors party thereto (the “Investors”) pursuant to which the Company agreed to issue to the Investors, in the aggregate, 1,417,961 of the Company’s common shares, no par value per share (the “Common Shares”), warrants (the “Warrants”) exercisable to purchase up to 354,490 Common Shares, adjustment warrants (the “Adjustment Warrants”) which may, in certain circumstances, become exercisable to purchase a number of common shares to be determined at such time (if any) as such Adjustment Warrants become exercisable following an additional financing by us prior to December 31, 2015, for an aggregate offering price of approximately U.S.$3.3 million (the “Offering”). Pursuant to the Subscription Agreements, the purchase price for one common share (a “Purchased Common Share”), a Warrant to purchase one quarter of one common share (the “Warrant Shares”), and an Adjustment Warrant is U.S.$2.33 (the “Purchase Price”). Each Warrant has an initial exercise price of U.S.$2.33 per Warrant Share. The Warrants are immediately exercisable and have a five year term. Each Adjustment Warrant has an initial exercise price of U.S.$0.01 per common share. The Adjustment Warrants will become exercisable only if we complete an additional financing prior to December 31, 2015 under the circumstances described below, and, in the event they become exercisable, will expire on March 31, 2016. The Subscription Agreements were signed on various dates between September 22, 2015 and October 6, 2015. The issuance and sale of 1,072,961 of the Purchased Common Shares, Warrants to purchase 268,240 of the Warrant Shares, and Adjustment Warrants closed on September 28, 2015 (the “First Closing”) and the issuance and sale of the remaining 345,000 Purchased Common Shares, Warrants to purchase 86,250 Warrant Shares, and Adjustment Warrants is expected to close on or about October 12, 2015.

If, at any time on or after the First Closing or the subsequent closings, as applicable, until December 31, 2015, the Company completes an equity financing involving the issuance and sale of its common shares and related additional warrants at a price per common share that is lower than $2.33 (the purchase price for one common share, a warrant to purchase one common share and an adjustable warrant) (an “Additional Raise”), then (a) the initial exercise price for the Warrants will be adjusted to equal the exercise price of such additional warrants (if lower) as of the date of the consummation of the Additional Raise and (b) if the warrant coverage in such financing is greater than 25%, the number of common shares issuable upon exercise of the Warrants shall be increased to the product obtained by multiplying the number of common shares issuable upon exercise of the Warrants immediately prior to the adjustment by, the quotient obtained by dividing: (x) the number of common shares issuable upon exercise of the additional warrants issued divided by the number of common shares issued in such additional raise to the holders of the additional warrants; by (y) the number of common shares issuable upon exercise of the Warrants immediately prior to the adjustment divided by the number of common shares issued to the Investor pursuant to a Subscription Agreement (aggregated with common shares issuable to the warrant holder pursuant to adjustable warrants) or (c) if the warrant coverage in such financing is less than 25%, the number of common shares issuable upon exercise of the Warrants shall be increased to 25% of the quotient obtained by dividing the aggregate purchase price paid by the holder of the Warrant under a Subscription Agreement by the per share purchase price in the additional financing.

Further, if, in connection with such Additional Raise, the Company completes an equity financing involving the issuance and sale of our common shares at a price per share that is lower than $2.33 (the purchase price for one common share, a warrant to purchase one quarter of one common share and an adjustable warrant), then the Adjustment Warrants shall become exercisable for that number of common shares equal to (i) the number of common shares that the investor would have received for its aggregate investment amount had the purchase price for one common share, a Warrant and an Adjustment Warrant been equal to the purchase price per share in the additional equity financing minus (ii) the number of common shares actually purchased by such investor.

The foregoing descriptions of the Subscription Agreements, the Warrants, and the Adjustment Warrants do not purport to be complete and are qualified in their entirety by reference to each of the Subscription Agreement, the Warrants, and the Adjustment Warrants, the forms of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

All Purchased Common Shares, Warrants and Adjustment Warrants purchased in the First Closing were offered and sold by the Company in connection with a Registration Statement on Form S-3 (File No. 333-206357) filed by the Company with the Securities and Exchange Commission on August 27, 2015, the prospectus dated August 27, 2015 included therein (collectively, the “Registration Statement”), and the prospectus supplement thereto dated September 28, 2015. All Purchased Common Shares, Warrants and Adjustment Warrants purchased in the subsequent closings were offered and will be sold by the Company in connection with the Registration Statement and the prospectus supplement thereto dated October 6, 2015.

A copy of the opinion of Stikeman Elliot LLP related to the legality of the Purchased Common Shares issued and sold in the First Closing and the common shares issuable upon conversion of the Warrants and Adjustment Warrants issued and sold in the First Closing is attached hereto as Exhibit 5.1. A copy of the opinion of O’Melveny & Myers LLP related to the legality of the Warrants and the Adjustment Warrants issued and sold in the First Closing is attached hereto as Exhibit 5.2.

Amendment to August Purchase Agreement

On September 22, 2015, we entered into an amendment (the “Amendment”) amending that certain purchase agreement, by and between the Company and an investor, dated as of August 10, 2015 (the “Purchase Agreement”), pursuant to which the Company amended certain price protection provisions in the Purchase Agreement. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Second Amendment, the form of which is attached hereto as Exhibits 99.4 and incorporated herein by reference.

Price Protection Issuance

As a result of the Offering, the Company triggered certain price protection provisions in the Purchase Agreement, as amended. As a result, the Company has agreed to (i) issue to the investor an additional 252,308 common shares (the “Additional Share Amount”), representing the difference between (x) the number of shares that the investor would have received had the purchase price in the Purchase Agreement been equal to $2.33 and (y) the aggregate number of common shares originally purchased pursuant to the Purchase Agreement, (ii) issue to the investor additional warrants for the purchase of up to 252,308 common shares, representing an increase in the number of warrants the investor received pursuant to the Purchase Agreement by an amount equal to the Additional Share Amount, and (iii) adjust the exercise price for the warrants from $3.30 to $2.33, representing an adjustment to a price equal to the exercise price per share of the Warrants issued in the Offering. These warrants are immediately exercisable and have a five year term.

SUBMITTED HEREWITH

Exhibits

99.1	Form of Subscription Agreement
99.2	Form of Warrant
99.3	Form of Adjustment Warrant
99.4	Form of Amendment to Purchase Agreement
5.1	Opinion of Stikeman Elliot LLP
5.2	Opinion of O'Melveny & Myers LLP
23.1	Consent of Stikeman Elliot LLP (included in Exhibit 5.1)
23.2	Consent of O'Melveny & Myers LLP (included in Exhibit 5.2)

This Form 6-K contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in the Company’s ability to close the direct sales and receive the anticipated proceeds; and other risks detailed from time to time in the Company’s periodic reports contained in the Company’s Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and periodic reports filed with the United States Securities and Exchange Commission (the “SEC”) (www.sec.gov), and risks detailed in the Form F-4/A relating to the Company’s merger with Overland Storage filed with the SEC. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: October 6, 2015	/s/ Kurt Kalbfleisch
Name: Kurt Kalbfleisch
Title: Chief Financial Officer